Via Facsimile and U.S. Mail
Mail Stop 4720

March 11, 2010

Mr. Xinjie Mu
Chief Financial Officer
Sinobiopharma, Inc.
8 Zhong Tian Road
Nantong City, Jiangsu Province,
The People's Republic of China 226009

Re: Sinobiopharma, Inc.
**   Form 10-K for the Fiscal Year Ended May 31, 2009**
**   File No. 333-144910**

Dear Mr. Mu:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief